TD BANK GROUP • SECOND QUARTER 2024

• EARNINGS NEWS RELEASE

TD Bank Group Reports Second Quarter 2024 Results

Earnings News Release

•
Three and six months ended April 30, 2024
This quarterly Earnings News Release should

be read in conjunction with the Bank’s

unaudited second quarter 2024

Report to Shareholders for the three and

six
months ended April 30, 2024,

prepared in accordance with International

Financial Reporting Standards (IFRS)

as issued by the International

Accounting Standards
Board (IASB), which is available on our website

at http://www.td.com/investor/.

This analysis is dated May 22, 2024. Unless

otherwise indicated, all amounts are
expressed in Canadian dollars, and have been

primarily derived from the Bank’s

Annual or Interim Consolidated Financial

Statements prepared in accordance with
IFRS. Certain comparative amounts have been

revised to conform with the presentation

adopted in the current period.

Additional information relating to the Bank

is
available on the Bank’s website at http://www.td.com,

as well as on SEDAR+

at http://www.sedarplus.ca and on the U.S.

Securities and Exchange Commission’s
(SEC) website at http://www.sec.gov (EDGAR

filers section).
Reported results conform with generally

accepted accounting principles (GAAP),

in accordance with IFRS.

Adjusted results are non-GAAP financial

measures.
For additional information about the Bank’s use

of non-GAAP financial measures, refer

to “Significant Events” and “Non-GAAP

and Other Financial Measures” in
the “How We Performed” section of this document.
SECOND QUARTER FINANCIAL HIGHLIGHTS,

compared with the second quarter

last year:
●
Reported diluted earnings per share were

$1.35, compared with $1.69.
●
Adjusted diluted earnings per share were

$2.04, compared with $1.91.
●
Reported net income was $2,564 million,

compared with $3,306 million.
●
Adjusted net income was $3,789 million,

compared with $3,707 million.
YEAR-TO-DATE FINANCIAL HIGHLIGHTS, six months ended April

30, 2024, compared with the corresponding

period last year:
●
Reported diluted earnings per share were

$2.89, compared with $2.52.
●
Adjusted

diluted earnings per share were $4.04,

compared with $4.14.
●
Reported net income was $5,388 million,

compared with $4,887 million.
●
Adjusted net income was $7,426 million,

compared with $7,861 million.
SECOND QUARTER ADJUSTMENTS (ITEMS

OF NOTE)
The second quarter reported earnings figures

included the following items of note:
●
Amortization of acquired intangibles

of $72 million ($62 million after-tax

or 4 cents per share), compared with $79

million ($67 million after-tax or
3 cents per share) in the second quarter

last year.
●
Acquisition and integration charges

related to the Schwab transaction of $21

million ($16 million after-tax or 1 cent per

share), compared with
$30 million ($26 million after-tax or 1 cent

per share) in the second quarter last year.
●
Restructuring charges of $165 million ($122

million after-tax or 7 cents per share).
●
Acquisition and integration charges related

to the Cowen acquisition of $102 million

($80 million after-tax or 4 cents per share),

compared with
$73 million ($63 million after-tax or 4 cents

per share) in the second quarter last year.
●
Impact from the terminated FHN acquisition-related

capital hedging strategy of $64 million

($48 million after-tax or 3 cents

per share), compared with
$134 million ($101 million after-tax or 6 cents

per share) in the second quarter last year.
●
Civil matter provision/Litigation settlement

of $274 million ($205 million after-tax

or 11 cents per share), compared with $39 million ($28

million after-
tax or 2 cents per share) in the second

quarter last year.
●
FDIC special assessment of $103 million ($77

million after-tax or 4 cents per share).

●
Provision for investigations related to the

Bank’s AML program of $615 million ($615 million

after-tax or 35 cents per share).
TORONTO
, May 23, 2024 – TD Bank Group (“TD”

or the “Bank”) today announced its

financial results for the second quarter ended

April 30, 2024. Reported
earnings were $2.6 billion, down 22% compared

with the second quarter last year, and adjusted earnings

were $3.8 billion, up 2%.

“TD delivered strong second quarter results,

with earnings of $3.8 billion and solid momentum

across our franchise. We delivered significant

positive operating
leverage while continuing to invest in our business,

including our risk and control infrastructure,”

said Bharat Masrani, Group President

and Chief Executive Officer,
TD Bank Group.
Canadian Personal and Commercial

Banking delivered a strong quarter

driven by continued volume growth and

positive operating leverage
Canadian Personal and Commercial

Banking net income was $1,739 million, an

increase of 7% compared to the second

quarter last year. The increase reflects
revenue growth, partially offset by higher provisions

for credit losses and non-interest expenses.

Revenue was $4,839 million, an increase

of 10%, driven by
volume growth and margin expansion.
Canadian Personal and Commercial

Banking continued to build momentum, delivering

another strong quarter for New to Canada

account openings. TD increased
its support for international students with an

agreement with HDFC, India’s leading private

sector bank, to help attract new customers

with a simplified banking
experience. The Bank also established a new

collaboration with ApplyBoard, a Canadian

educational organization that helps international

students prepare their
finances to study in Canada. In addition,

TD Auto Finance was ranked #1 in Dealer Satisfaction

with Non-Prime and Prime Credit Non-Captive Automotive
Financing Lenders, according to the J.D.

Power 2024 Canada Dealer Financing

Satisfaction Study
1
.
The U.S. Retail Bank delivered operating

momentum with sequential earnings

and loan growth in a challenging environment

U.S. Retail reported net income was $580

million (US$433 million), a decrease of 59%

(58% in U.S. dollars) compared

with the second quarter last year. On an
adjusted basis, net income was $1,272 million,

a decline of 16% (17% in U.S. dollars).

TD Bank’s investment in The Charles Schwab Corporation

(“Schwab”)
contributed $183 million in earnings, a decrease

of 27% (26% in U.S. dollars) compared

with the second quarter last year.

1

TD Auto Finance received the highest score in the retail non-captive non-prime segment and the retail non-captive prime segment in the J.D. Power 2024 Canada Dealer Financing Satisfaction Study,
which measure Canadian auto dealers’ satisfaction with their auto finance providers. Visit jdpower.com/awards for more details.

TD BANK GROUP • SECOND QUARTER 2024

• EARNINGS NEWS RELEASE

The U.S. Retail Bank, which excludes the Bank’s

investment in Schwab, reported net income

of $397 million (US$297 million), a decrease

of 66% (65% in U.S.
dollars) from the second quarter last year, primarily reflecting provisions for investigations related

to the Bank’s anti-money laundering program

and the Federal
Deposit Insurance Corporation (FDIC) Special

Assessment, partially offset by acquisition

and integration-related charges for the terminated

First Horizon
transaction in the second quarter last year. On an adjusted

basis net income was $1,089 million (US$803

million), a decrease of 14% (15% in

U.S. dollars) from
the second quarter last year, primarily reflecting higher

PCL and lower revenue.

The U.S. Retail Bank continued to deliver loan

growth while maintaining its through-the-cycle

underwriting standards, with total average

loan balances up 7%
compared with the second quarter last

year and up 1% from last quarter. Excluding sweep deposits,

total personal and business deposit average

balances were
down 1% year-over-year, reflecting competitive market conditions,

while quarter-over-quarter, personal and business deposit

average balances were flat. Overall,
the U.S. Retail Bank delivered balance sheet

stability in a challenging environment.

During the quarter, TD Bank, America’s Most Convenient Bank®

(TD AMCB) launched TD Complete Checking

and TD Early Pay, offering customers more flexible
banking options, including earlier access

to eligible direct deposits. TD AMCB surpassed

five million active mobile customers while continuing

to deliver new
features and capabilities that enhance

the customer experience. TD AMCB was

ranked 9
th

on Forbes’

list of
America’s Best Employers for Diversity 2024,

leading
its peers as the highest ranked financial institution.
Wealth Management and Insurance results reflect

strong business momentum
Wealth Management and Insurance net income

was $621 million, an increase of 19% compared

with the second quarter last year, as positive top-line momentum was partially offset by higher insurance service

expenses. This quarter’s revenue growth

of 11% reflects insurance premium growth, and higher fee-based and transaction revenue in the Wealth Management business.
Wealth Management and Insurance continued to invest

in client-centric innovation this quarter. TD Direct Investing completed its migration of most active

traders
to the new TD Active Trader platform and TD Wealth Advice

continued to gain market share as it grows its

advisor network
2
. TD Asset Management launched
seven new actively managed fixed income

ETFs, showcasing the value of its proprietary

independent credit research capabilities, and

offering investors the
potential to earn a high rate of interest income.

In TD Insurance, Small Business Insurance

expanded its national reach to new customer

segments including
business professionals, healthcare, retail, small

manufacturing, and hospitality.

Wholesale Banking delivered record

revenue reflecting broad-based growth

across the business

Wholesale Banking reported net income for

the quarter was $361 million, an increase

of $211 million compared with the second quarter last year, reflecting higher revenues, partially offset by higher non-interest

expenses. On an adjusted basis, net income

was $441 million, an increase of $228

million, or 107%. Revenue for
the quarter was $1,940 million, an increase

of $523 million, or 37%, compared with

the second quarter last year, reflecting higher trading-related revenue,
underwriting fees, and lending revenue.
On April 1, TD Securities and TD Cowen

achieved an important milestone with

the implementation of a unified Investment

Banking, Capital Markets and Research
platform, integrating coverage models and streamlining

delivery of capabilities for clients.
Enhancements to TD’s anti-money laundering (AML)

program

The Bank has been cooperating with U.S. regulators

and authorities in good faith for many months

and is working diligently to bring these

investigations to
resolution so that investors can have more

clarity. A comprehensive overhaul of TD's U.S. AML program is well underway, and will strengthen our program
globally.
Capital
TD’s Common Equity Tier 1 Capital ratio was 13.4%.
Conclusion
“Our businesses in Canada, the United States

and across the globe are well-positioned

to continue to meet the needs of our nearly

28 million customers and
clients. I would like to thank our 95,000 TD

bankers for everything they do to deliver

for all of our stakeholders,”

added Masrani.
The foregoing contains forward-looking statements. Please refer to the “Caution Regarding Forward-Looking Statements”

on page 3.

2

Investor Economics Retail Brokerage and Distribution Quarterly Update, Winter 2023.

TD BANK GROUP • SECOND QUARTER 2024

• EARNINGS NEWS RELEASE

Caution Regarding Forward-Looking Statements
From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the
United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to
analysts, investors, the media, and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under,

applicable
Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995 . Forward-looking statements include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis (“2023 MD&A”) in the Bank’s

2023 Annual Report under the heading “Economic Summary and Outlook”, under the headings
“Key Priorities for 2024” and “Operating Environment and Outlook” for the Canadian Personal and Commercial Banking,

U.S. Retail, Wealth Management and Insurance, and Wholesale
Banking segments, and under the heading “2023 Accomplishments and Focus for 2024” for the Corporate segment,

and in other statements regarding the Bank’s objectives and priorities for 2024 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank’s anticipated financial performance. Forward-looking statements can be identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “goal”, “intend”, “may”,

“outlook”, “plan”, “possible”, “potential”, “predict”, “project”, “should”,
“target”, “will”, and “would” and similar expressions or variations thereof, or the negative thereof, but these terms are not the exclusive means of identifying such statements.
By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: strategic, credit, market (including equity,

commodity, foreign exchange, interest rate,

and credit spreads), operational (including
technology, cyber security,

and

infrastructure), model, insurance, liquidity, capital

adequacy, legal, regulatory compliance and

conduct, reputational, environmental and social, and other
risks. Examples of such risk factors include general business and economic conditions in the regions in which the Bank operates;

geopolitical risk; inflation, rising rates and recession;
regulatory oversight and compliance risk;

the ability of the Bank to execute on long-term strategies, shorter-term key strategic priorities, including the successful completion of acquisitions
and dispositions and integration of acquisitions,

the ability of the Bank to achieve its financial or strategic objectives with respect to its investments, business retention plans, and other
strategic plans; technology and cyber security risk (including cyber-attacks, data security breaches or technology failures) on the Bank’s technologies, systems and networks, those of the
Bank’s customers (including their own devices), and third parties providing services to the Bank; model risk; fraud activity; insider risk; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information, and other risks arising from the Bank’s use of third parties; the impact of new and changes to, or application of, current laws,

rules and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance; increased competition from incumbents and
new entrants (including Fintechs and big technology competitors); shifts in consumer attitudes and disruptive technology;

environmental and social risk (including climate change);
exposure related to significant litigation and regulatory matters; ability of the Bank to attract, develop, and retain key talent; changes to the Bank’s credit ratings; changes in foreign exchange rates, interest rates, credit spreads and equity prices; the interconnectivity of Financial Institutions including existing and potential international debt crises; increased funding costs and market volatility due to market illiquidity and competition for funding; Interbank Offered Rate

(IBOR) transition risk; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; the economic, financial, and other impacts of pandemics; and

the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please refer to the “Risk Factors and Management” section of the 2023 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the heading “Significant Events” in the relevant MD&A, which applicable releases may be found on
www.td.com. All such factors, as well as other uncertainties and potential events,

and the inherent uncertainty of forward-looking statements, should be considered carefully when making
decisions with respect to the Bank. The Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.
Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2023 MD&A under the heading “Economic Summary and Outlook”, under the headings “Key Priorities for 2024” and “Operating Environment and Outlook” for the Canadian Personal

and Commercial Banking, U.S. Retail, Wealth Management and
Insurance, and Wholesale Banking segments, and under the heading “2023 Accomplishments and Focus for 2024”

for the Corporate segment, each as may be updated in subsequently filed quarterly reports to shareholders.
Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable law.
This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • SECOND QUARTER 2024

• EARNINGS NEWS RELEASE

TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except

as noted)
For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2024 2024 2023 2024 2023
Results of operations
Total revenue – reported
1
$ 13,819 $ 13,714 $ 12,397 $ 27,533 $ 24,598
Total revenue – adjusted
1,2
13,883 13,771 12,570 27,654 25,647
Provision for (recovery of) credit losses 1,071 1,001 599 2,072 1,289
Insurance service expenses (ISE)
1
1,248 1,366 1,118 2,614 2,282
Non-interest expenses – reported
1
8,401 8,030 6,756 16,431 14,868
Non-interest expenses – adjusted
1,2
7,084 7,125 6,462 14,209 12,799
Net income – reported
1
2,564 2,824 3,306 5,388 4,887
Net income – adjusted
1,2
3,789 3,637 3,707 7,426 7,861
Financial position (billions of Canadian dollars)
Total loans net of allowance for loan losses $ 928.1 $ 904.3 $ 849.6 $ 928.1 $ 849.6
Total assets 1,966.7 1,910.9 1,924.8 1,966.7 1,924.8
Total deposits 1,203.8 1,181.3 1,189.4 1,203.8 1,189.4
Total equity 112.0 112.4 116.2 112.0 116.2
Total risk-weighted assets
3
602.8 579.4 549.4 602.8 549.4
Financial ratios
Return on common equity (ROE) – reported
1,4
9.5% 10.9% 12.4% 10.2% 9.1%
Return on common equity – adjusted
1,2
14.5 14.1 14.0 14.3 15.0
Return on tangible common equity (ROTCE)
1,2,4
13.0 14.9 16.5 13.9 12.3
Return on tangible common equity – adjusted
1,2
19.2 18.7 18.3 18.9 19.7
Efficiency ratio – reported
1,4
60.8 58.6 54.5 59.7 60.4
Efficiency ratio – adjusted, net of ISE
1,2,4,5
56.1 57.4 56.4 56.7 54.8
Provision for (recovery of) credit losses

as a % of net

average loans and acceptances 0.47 0.44 0.28 0.45 0.30
Common share information – reported (Canadian dollars)
Per share earnings
1
Basic $ 1.35 $ 1.55 $ 1.69 $ 2.90 $ 2.52
Diluted 1.35 1.55 1.69 2.89 2.52
Dividends per share 1.02 1.02 0.96 2.04 1.92
Book value per share
4
57.69 57.34 57.08 57.69 57.08
Closing share price
6
81.67 81.67 82.07 81.67 82.07
Shares outstanding (millions)
Average basic 1,762.8 1,776.7 1,828.3 1,769.8 1,824.4
Average diluted 1,764.1 1,778.2 1,830.3 1,771.2 1,826.6
End of period 1,759.3 1,772.1 1,838.5 1,759.3 1,838.5
Market capitalization (billions of Canadian dollars) $ 143.7 $ 144.7 $ 150.9 $ 143.7 $ 150.9
Dividend yield
4
5.1% 4.9% 4.5% 5.0% 4.4%
Dividend payout ratio
4
75.6 65.7 56.7 70.3 76.2
Price-earnings ratio
1,4
13.8 13.1 10.4 13.8 10.4
Total shareholder return (1 year)
4
4.5 (6.9) (7.5) 4.5 (7.5)
Common share information – adjusted (Canadian dollars)
1,2
Per share earnings
1
Basic $ 2.04 $ 2.01 $ 1.91 $ 4.05 $ 4.15
Diluted 2.04 2.00 1.91 4.04 4.14
Dividend payout ratio 49.9% 50.7% 50.2% 50.3% 46.2%
Price-earnings ratio
1
10.5 10.6 9.8 10.5 9.8
Capital ratios
3
Common Equity Tier 1 Capital ratio 13.4% 13.9% 15.3% 13.4% 15.3%
Tier 1 Capital ratio 15.1 15.7 17.3 15.1 17.3
Total Capital ratio 17.1 17.6 19.7 17.1 19.7
Leverage ratio 4.3 4.4 4.6 4.3 4.6
TLAC ratio 30.6 30.8 34.2 30.6 34.2
TLAC Leverage ratio 8.7 8.6 9.0 8.7 9.0
1
For the three and six months ended April 30, 2023, certain amounts have been restated for the adoption of IFRS

17,
Insurance Contracts

(IFRS 17). Refer to Note 2 of the Bank’s second
quarter 2024 Interim Consolidated Financial Statements for further details.
2
The Toronto-Dominion Bank (“TD”

or the “Bank”) prepares its Interim Consolidated Financial Statements in accordance with IFRS, the current

GAAP, and refers to results

prepared in
accordance with IFRS as the “reported” results. The Bank also utilizes non-GAAP financial measures such as “adjusted” results and non-GAAP ratios to assess each of its businesses and to measure overall Bank performance. To

arrive at adjusted results,

the Bank adjusts reported results for “items of note”. Refer to “Significant Events” and “How We

Performed”
sections of this document for further explanation, a list of the items of note, and a reconciliation of adjusted to reported results. Non-GAAP financial measures and ratios used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.
3
These measures have been included in this document in accordance with the Office of the Superintendent of Financial Institutions Canada’s (OSFI’s) Capital Adequacy

Requirements,
Leverage Requirements, and Total Loss

Absorbing Capacity (TLAC) guidelines. Refer to the “Capital Position” section in the second quarter of

2024 MD&A for further details.

4

For additional information about this metric, refer to the Glossary in the second quarter of 2024 MD&A, which is incorporated by reference.
5

Efficiency ratio – adjusted, net of ISE is calculated by dividing adjusted non-interest expenses by adjusted total revenue, net of ISE. Adjusted total revenue, net of ISE –
Q2 2024: $12,635 million, Q1 2024: $12,405 million, Q2 2023: $11,

452 million, 2024 YTD: $25,040 million,

2023 YTD: $23,365 million. Effective the first quarter of 2024, the composition of this non-GAAP ratio and the comparative amounts have been revised.
6
Toronto Stock Exchange closing market

price.

TD BANK GROUP • SECOND QUARTER 2024

• EARNINGS NEWS RELEASE

SIGNIFICANT EVENTS

a) Provision for Investigations Related to the Bank’s AML Program
In the second quarter of 2024, the Bank recorded

an initial provision of $615 million (US$450

million) in connection with discussions

with one of its U.S. regulators,
related to previously disclosed regulatory and

law enforcement investigations of the

Bank’s U.S.
Bank Secrecy Act

(BSA)/Anti-Money Laundering (AML) program.
For further details, refer to Note 19 of the Bank’s

second quarter

2024 Interim Consolidated Financial

Statements.
b) Restructuring Charges
The Bank continued to undertake certain

measures in the second quarter of 2024 to reduce

its cost base and achieve greater efficiency. In connection with these measures, the Bank incurred $165 million

of restructuring charges which primarily

relate to employee severance and other

personnel-related costs and real estate
optimization. Next quarter, we expect to incur additional restructuring charges of approximately $50 million, and

to conclude our restructuring program.
c) Federal Deposit Insurance Corporation Special

Assessment
On November 16, 2023, the FDIC announced

a final rule that implements a special assessment

to recover the losses to the Deposit Insurance

Fund arising from
the protection of uninsured depositors during

the U.S. bank failures in the spring of 2023.

The special assessment resulted in the recognition

of $411 million
(US$300 million) pre-tax in non-interest expenses

in the first quarter of the Bank’s fiscal 2024.
On February 23, 2024, the FDIC notified

all institutions subject to the special assessment

that its estimate of total losses has increased

compared to the amount
communicated with the final rule in November

2023. Accordingly, the Bank recognized an additional expense for the special assessment of $103 million
(US$75 million)
in the second quarter of the Bank’s

fiscal 2024. The final amount of the Bank’s special

assessment may be further updated as

the FDIC
determines the actual losses to the Deposit

Insurance Fund. The FDIC plans

to provide institutions subject to the special

assessment with an updated estimate
with its first quarter 2024 special assessment

invoice, to be released in June 2024.

TD BANK GROUP • SECOND QUARTER 2024

• EARNINGS NEWS RELEASE

HOW WE PERFORMED

HOW THE BANK REPORTS
The Bank prepares its Interim Consolidated

Financial Statements in accordance

with IFRS and refers to results prepared

in accordance with IFRS as “reported”
results.

Non-GAAP and Other Financial Measures
In addition to reported results, the Bank also

presents certain financial measures, including

non-GAAP financial measures that are

historical, non-GAAP ratios,
supplementary financial measures and capital

management measures, to assess its results.

Non-GAAP financial measures, such as “adjusted”

results, are utilized
to assess the Bank’s businesses and to measure

the Bank’s overall performance. To arrive at adjusted results, the Bank adjusts for “items of note” from reported
results. Items of note are items which

management does not believe are indicative of

underlying business performance and are

disclosed in Table 3. Non-GAAP
ratios include a non-GAAP financial measure

as one or more of its components. Examples

of non-GAAP ratios include adjusted basic

and diluted earnings per
share (EPS), adjusted dividend payout ratio, adjusted

efficiency ratio, net of ISE, and adjusted effective income

tax rate. The Bank believes that non-GAAP
financial measures and non-GAAP ratios

provide the reader with a better understanding

of how management views the Bank’s performance.

Non-GAAP financial
measures and non-GAAP ratios used in this document

are not defined terms under IFRS and,

therefore, may not be comparable to similar

terms used by other
issuers. Supplementary financial measures

depict the Bank’s financial performance and

position, and capital management

measures depict the Bank’s capital
position, and both are explained in this document

where they first appear.
U.S. Strategic Cards
The Bank’s U.S. strategic cards portfolio is comprised

of agreements with certain U.S. retailers

pursuant to which TD is the U.S. issuer

of private label and co-
branded consumer credit cards to their U.S.

customers. Under the terms of the individual

agreements, the Bank and the retailers

share in the profits generated by
the relevant portfolios after credit losses.

Under IFRS, TD is required to present

the gross amount of revenue and PCL related

to these portfolios in the Bank’s
Interim Consolidated Statement of Income.

At the segment level, the retailer program

partners’ share of revenues and credit

losses is presented in the Corporate
segment, with an offsetting amount (representing

the partners’ net share) recorded in Non-interest

expenses, resulting in no impact to Corporate’s

reported net
income (loss). The net income (loss) included

in the U.S. Retail segment includes only

the portion of revenue and credit losses

attributable to TD under the
agreements.
Investment in The Charles Schwab Corporation

and IDA Agreement
On October 6, 2020, the Bank acquired an approximately

13.5% stake in The Charles Schwab Corporation

(“Schwab”) following the completion of Schwab’s
acquisition of TD Ameritrade Holding Corporation

(“TD Ameritrade”) of which the Bank

was a major shareholder (the “Schwab transaction”).

On August 1, 2022,
the Bank sold 28.4 million non-voting common

shares of Schwab, at a price of US$66.53

per share for proceeds of $2.5 billion (US$1.9

billion), which reduced the
Bank’s ownership interest in Schwab to approximately

12.0%.
The Bank accounts for its investment in

Schwab using the equity method. The U.S.

Retail segment reflects the Bank’s share of

net income from its investment
in Schwab. The Corporate segment net income

(loss) includes amounts for amortization

of acquired intangibles, the acquisition

and integration charges related to
the Schwab transaction, and the Bank’s share of restructuring and other charges incurred by Schwab.

The Bank’s share of Schwab’s earnings available to
common shareholders is reported with

a one-month lag. For further details, refer

to Note 7 of the Bank’s second quarter 2024 Interim

Consolidated Financial
Statements.
On November 25, 2019, the Bank and Schwab

signed an insured deposit account agreement

(the “2019 Schwab IDA Agreement”), with an

initial expiration
date of July 1, 2031. Under the 2019 Schwab

IDA Agreement, starting July 1, 2021, Schwab

had the option to reduce the deposits by up

to US$10 billion per year
(subject to certain limitations and adjustments),

with a floor of US$50 billion. In addition, Schwab

requested some further operational flexibility

to allow for the
sweep deposit balances to fluctuate over

time, under certain conditions and subject to

certain limitations.
On May 4, 2023, the Bank and Schwab entered

into an amended insured deposit account

agreement (the “2023 Schwab IDA Agreement”),

which replaced the
2019 Schwab IDA Agreement. Pursuant

to the 2023 Schwab IDA Agreement, the Bank

continues to make sweep deposit accounts

available to clients of Schwab.
Schwab designates a portion of the deposits

with the Bank as fixed-rate obligation amounts

(FROA). Remaining deposits over

FROA are designated as floating-
rate obligations. In comparison to the 2019

Schwab IDA Agreement, the 2023 Schwab

IDA Agreement extends the initial expiration

date by three years to
July 1, 2034 and provides for lower deposit balances

in its first six years,

followed by higher balances in the later

years. Specifically, until September 2025, the
aggregate FROA will serve as the floor. Thereafter, the floor will be set at

US$60 billion. In addition, Schwab has the

option to buy down

up to $6.8 billion
(US$5 billion)

of FROA by paying the Bank certain

fees in accordance with the 2023 Schwab

IDA Agreement, subject to certain limits. Refer

to the “Related Party
Transactions” section in the 2023 MD&A for further details.
During the first quarter of 2024, Schwab exercised

its option to buy down the remaining $0.7

billion (US$0.5 billion) of the US$5 billion

FROA buydown
allowance and paid $32 million (US$23

million) in termination fees to the Bank in accordance

with the 2023 Schwab IDA Agreement. By the

end of the first quarter
of 2024, Schwab had completed its buy down

of the full US$5 billion FROA buydown

allowance and had paid a total of $337

million (US$250 million) in termination
fees to the Bank. The fees were intended to

compensate the Bank for losses incurred

from discontinuing certain hedging relationships

and for lost revenues. The
net impact was recorded in net interest income.

TD BANK GROUP • SECOND QUARTER 2024

• EARNINGS NEWS RELEASE

The following table provides the operating results

on a reported basis for the Bank.

TABLE 2: OPERATING RESULTS – Reported
(millions of Canadian dollars) For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2024 2024 2023 2024 2023
Net interest income $ 7,465 $ 7,488 $ 7,428 $ 14,953 $ 15,161
Non-interest income
1
6,354 6,226 4,969 12,580 9,437
Total revenue
1
13,819 13,714 12,397 27,533 24,598
Provision for (recovery of) credit losses 1,071 1,001 599 2,072 1,289
Insurance service expenses
1
1,248 1,366 1,118 2,614 2,282
Non-interest expenses
1
8,401 8,030 6,756 16,431 14,868
Income before income taxes and share

of net income from
investment in Schwab
1
3,099 3,317 3,924 6,416 6,159
Provision for (recovery of) income taxes
1
729 634 859 1,363 1,798
Share of net income from investment in

Schwab
194 141 241 335 526
Net income – reported
1
2,564 2,824 3,306 5,388 4,887
Preferred dividends and distributions on other

equity instruments
190 74 210 264 293
Net income available to common shareholders
1
$ 2,374 $ 2,750 $ 3,096 $ 5,124 $ 4,594
1

For the three and six months ended April 30, 2023, certain amounts have been restated for the adoption of IFRS

17. Refer to Note 2 of the Bank’s second quarter 2024 Interim
Consolidated Financial Statements for further details.

TD BANK GROUP • SECOND QUARTER 2024

• EARNINGS NEWS RELEASE

The following table provides a reconciliation between

the Bank’s adjusted and reported results.

For further details refer to the “Significant

Events” section.
TABLE 3: NON-GAAP FINANCIAL MEASURES – Reconciliation

of Adjusted to Reported Net Income
(millions of Canadian dollars) For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2024 2024 2023 2024 2023
Operating results – adjusted
Net interest income
1
$ 7,529 $ 7,545 $ 7,610 $ 15,074 $ 15,472
Non-interest income
1,2,3
6,354 6,226 4,960 12,580 10,175
Total revenue
2
13,883 13,771 12,570 27,654 25,647
Provision for (recovery of) credit losses 1,071 1,001 599 2,072 1,289
Insurance service expenses
2
1,248 1,366 1,118 2,614 2,282
Non-interest expenses
2,4
7,084 7,125 6,462 14,209 12,799
Income before income taxes and share

of net income from
investment in Schwab 4,480 4,279 4,391 8,759 9,277
Provision for income taxes 920 872 967 1,792 2,027
Share of net income from investment in

Schwab
5
229 230 283 459 611
Net income – adjusted
2
3,789 3,637 3,707 7,426 7,861
Preferred dividends and distributions on other

equity instruments
190 74 210 264 293
Net income available to common shareholders

– adjusted
3,599 3,563 3,497 7,162 7,568
Pre-tax adjustments for items of note
Amortization of acquired intangibles
6
(72) (94) (79) (166) (133)
Acquisition and integration charges related

to the Schwab transaction
4,5
(21) (32) (30) (53) (64)
Share of restructuring and other charges

from investment in Schwab
5
– (49) – (49) –
Restructuring charges
4
(165) (291) – (456) –
Acquisition and integration-related charges
4
(102) (117) (73) (219) (94)
Charges related to the terminated First

Horizon (FHN) acquisition
4
– – (154) – (260)
Impact from the terminated FHN acquisition-related
capital hedging strategy
1
(64) (57) (134) (121) (1,010)
Civil matter provision/Litigation settlement
4
(274) – (39) (274) (1,642)
FDIC special assessment
4
(103) (411) – (514) –
Provision for investigations related to the

Bank’s AML program
4
(615) – – (615) –
Less: Impact of income taxes
Amortization of acquired intangibles (10) (15) (12) (25) (20)
Acquisition and integration charges related

to the Schwab transaction
(5) (6) (4) (11) (10)
Restructuring charges (43) (78) – (121) –
Acquisition and integration-related charges (22) (24) (10) (46) (15)
Charges related to the terminated FHN acquisition – – (38) – (64)
Impact from the terminated FHN acquisition-related
capital hedging strategy (16) (14) (33) (30) (249)
Civil matter provision/Litigation settlement (69) – (11) (69) (456)
FDIC special assessment (26) (101) – (127) –
Canada Recovery Dividend (CRD) and

federal tax rate

increase for fiscal 2022
7
– – – – 585
Total adjustments for items of note (1,225) (813) (401) (2,038) (2,974)
Net income available to common shareholders

– reported
$ 2,374 $ 2,750 $ 3,096 $ 5,124 $ 4,594
1

Prior to May 4, 2023, the impact shown covers periods before the termination of the FHN transaction and includes the following components, reported in the Corporate segment: i) mark-
to-market gains (losses) on interest rate swaps recorded in non-interest income – Q2 2023: ($263) million,

Q1 2023:

($998) million, ii) basis adjustment amortization related to de-
designated fair value hedge accounting relationships, recorded in net interest income – Q2 2023: $129 million, Q1

2023: $122 million, and iii) interest income (expense) recognized on the interest rate swaps, reclassified from non-interest income to net interest income with no impact to total adjusted net income – Q2 2023: $311 million, Q1 2023: $251

million. After the
termination of the merger agreement, the residual impact of the strategy is reversed through net interest income

– Q2 2024: ($64)

million, Q1 2024: ($57) million.
2

For the three and six months ended April 30, 2023, certain amounts have been restated for the adoption of IFRS

17. Refer to Note 2 of the Bank’s second quarter 2024 Interim
Consolidated Financial Statements for further details.
3

Adjusted non-interest income excludes the following item of note:
i. Stanford litigation settlement – Q2 2023: $39 million. This reflects the foreign exchange loss and is reported in the Corporate segment.

4

Adjusted non-interest expenses exclude the following items of note:
i.

Amortization of acquired intangibles – Q2 2024: $42 million, Q1 2024: $63 million, Q2 2023: $49 million, Q1 2023:

$24 million, reported in the Corporate segment;
ii. The Bank’s own integration and acquisition costs related to the Schwab transaction – Q2 2024: $16 million, Q1 2024: $23 million, Q2 2023: $18 million, Q1 2023: $21 million

,

reported
in the Corporate segment;
iii. Restructuring charges – Q2 2024: $165 million,

Q1 2024: $291 million, reported in the Corporate segment;

iv. Acquisition and integration-related

charges – Q2 2024: $102 million, Q1 2024: $117

million, Q2 2023: $73 million, Q1 2023: $21 million, reported in the Wholesale Banking segment;

v. Charges related to the terminated

FHN acquisition – Q2 2023: $154 million, Q1 2023: $106 million, reported in the U.S. Retail segment;
vi. Civil matter provision/Litigation settlement – Q2 2024: $274 million in respect of a civil matter, Q1 2023: $1,603 million in respect of the Stanford litigation settlement, reported in the
Corporate segment;
vii. FDIC special assessment – Q2 2024: $103 million, Q1 2024: $411 million,

reported in the U.S. Retail segment; and
viii. Provision for investigations related to the Bank’s AML program

– Q2 2024: $615 million, reported in the U.S. Retail segment.
5

Adjusted share of net income from investment in Schwab excludes the following items of note on an after-tax basis.

The earnings impact of these items is reported in the Corporate segment:
i. Amortization of Schwab-related acquired intangibles – Q2 2024: $30 million, Q1

2024: $31 million, Q2 2023: $30 million, Q1 2023: $30 million;
ii. The Bank’s share of acquisition and integration charges associated with

Schwab’s acquisition of TD Ameritrade – Q2 2024: $5 million, Q1 2024: $9 million,

Q2 2023: $12 million,
Q1 2023: $13 million;
iii. The Bank’s share of restructuring charges incurred by Schwab – Q1 2024:

$27 million;

and
iv. The Bank’s share

of the FDIC special assessment charge incurred by Schwab – Q1 2024: $22 million.
6
Amortization of acquired intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax amounts for amortization of acquired intangibles relating to the Share of net income from investment in Schwab, reported in the Corporate segment.

Refer to footnotes 4 and 5 for amounts.
7

CRD and impact from increase in the Canadian federal tax rate for fiscal 2022 recognized in the first quarter of 2023,

reported in the Corporate segment.

TD BANK GROUP • SECOND QUARTER 2024

• EARNINGS NEWS RELEASE

TABLE 4: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE
1
(Canadian dollars) For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2024 2024 2023 2024 2023
Basic earnings per share – reported
2
$ 1.35 $ 1.55 $ 1.69 $ 2.90 $ 2.52
Adjustments for items of note 0.69 0.45 0.22 1.15 1.63
Basic earnings per share – adjusted
2
$ 2.04 $ 2.01 $ 1.91 $ 4.05 $ 4.15
Diluted earnings per share – reported
2
$ 1.35 $ 1.55 $ 1.69 $ 2.89 $ 2.52
Adjustments for items of note 0.69 0.45 0.22 1.15 1.63
Diluted earnings per share – adjusted
2
$ 2.04 $ 2.00 $ 1.91 $ 4.04 $ 4.14
1

EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period. Numbers may not add due to rounding.
2

For the three and six months ended April 30, 2023, certain amounts have been restated for the adoption of IFRS

17. Refer to Note 2 of the Bank’s second quarter 2024 Interim
Consolidated Financial Statements for further details.
Return on Common Equity
The consolidated Bank ROE is calculated

as reported net income available to common

shareholders as a percentage of average

common equity. The
consolidated Bank adjusted ROE is calculated

as adjusted net income available to

common shareholders as a percentage of average

common equity. Adjusted
ROE is a non-GAAP financial ratio and

can be utilized in assessing the Bank’s use of equity.
ROE for the business segments is calculated

as the segment net income attributable

to common shareholders as a percentage of average

allocated capital. The
Bank’s methodology for allocating capital to its

business segments is largely aligned

with the common equity capital requirements

under Basel III. Capital allocated
to the business segments was increased

to 11.5% Common Equity Tier 1 (CET1) Capital effective the first quarter of 2024,

compared with 11% in fiscal 2023.

TABLE 5: RETURN ON COMMON EQUITY
(millions of Canadian dollars, except

as noted)
For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2024 2024 2023 2024 2023
Average common equity $ 101,137 $ 100,269 $ 102,800 $ 100,573 $ 101,750
Net income available to common shareholders

– reported
1
2,374 2,750 3,096 5,124 4,594
Items of note, net of income taxes 1,225 813 401 2,038 2,974
Net income available to common shareholders

– adjusted
1
$ 3,599 $ 3,563 $ 3,497 $ 7,162 $ 7,568
Return on common equity – reported
1
9.5% 10.9% 12.4% 10.2% 9.1%
Return on common equity – adjusted
1
14.5 14.1 14.0 14.3 15.0
1

For the three and six months ended April

30, 2023, certain amounts have been restated for the adoption of IFRS 17. Refer to Note 2 of the Bank’s second quarter 2024 Interim
Consolidated Financial Statements for further details.
Return on Tangible Common Equity

Tangible common equity (TCE) is calculated as common shareholders’ equity less goodwill, imputed goodwill and intangibles

on the investments in Schwab and
other acquired intangible assets, net of related

deferred tax liabilities. ROTCE is calculated

as reported net income available to common

shareholders after
adjusting for the after-tax amortization of

acquired intangibles, which are treated as an

item of note, as a percentage of average

TCE. Adjusted ROTCE is
calculated using reported net income available

to common shareholders, adjusted for all

items of note, as a percentage of average

TCE. TCE, ROTCE, and
adjusted ROTCE can be utilized in assessing

the Bank’s use of equity. TCE is a non-GAAP financial measure,

and ROTCE and adjusted ROTCE are

non-GAAP
ratios.

TABLE 6: RETURN ON TANGIBLE COMMON EQUITY
(millions of Canadian dollars, except

as noted)
For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2024 2024 2023 2024 2023
Average common equity $ 101,137 $ 100,269 $ 102,800 $ 100,573 $ 101,750
Average goodwill 18,380 18,208 17,835 18,322 17,713
Average imputed goodwill and intangibles on
investments in Schwab 6,051 6,056 6,142 6,062 6,163
Average other acquired intangibles
1
574 615 583 595 525
Average related deferred tax liabilities (228) (231) (210) (230) (195)
Average tangible common equity 76,360 75,621 78,450 75,824 77,544
Net income available to common shareholders

– reported
2
2,374 2,750 3,096 5,124 4,594
Amortization of acquired intangibles, net of income

taxes
62 79 67 141 113
Net income available to common shareholders

adjusted for

amortization of acquired intangibles,

net of income taxes
2
2,436 2,829 3,163 5,265 4,707
Other items of note, net of income taxes 1,163 734 334 1,897 2,861
Net income available to common shareholders

– adjusted
2
$ 3,599 $ 3,563 $ 3,497 $ 7,162 $ 7,568
Return on tangible common equity
2
13.0% 14.9% 16.5% 13.9% 12.3%
Return on tangible common equity – adjusted
2
19.2 18.7 18.3 18.9 19.7
1

Excludes intangibles relating to software and asset servicing rights.
2

For the three and six months ended April 30, 2023, certain amounts have been restated for the adoption of IFRS

17. Refer to Note 2 of the Bank’s second quarter 2024 Interim
Consolidated Financial Statements for further details.

TD BANK GROUP • SECOND QUARTER 2024

• EARNINGS NEWS RELEASE

HOW OUR BUSINESSES PERFORMED
For management reporting purposes, the Bank’s business

operations and activities are organized around

the following four key business segments: Canadian
Personal and Commercial Banking, U.S.

Retail, Wealth Management and Insurance, and

Wholesale Banking. The Bank’s other activities

are grouped into the
Corporate segment.
Results of each business segment reflect revenue,

expenses, assets, and liabilities generated

by the businesses in that segment. Where

applicable,

the Bank
measures and evaluates the performance of

each segment based on adjusted results

and ROE, and for those segments,

the Bank indicates that the measure is
adjusted. For further details, refer to the “How

We Performed”

section of this document, the “Business

Focus”

section in the Bank’s 2023 MD&A, and Note 28

of
the Bank’s Consolidated Financial Statements

for the year ended October 31, 2023. Effective

the first quarter of 2024, certain asset

management businesses
which were previously reported in the

U.S. Retail segment are now reported in the

Wealth Management and Insurance segment.

Comparative period information
has been adjusted to reflect the new alignment.

PCL related to performing (Stage 1 and Stage

2) and impaired (Stage 3) financial assets, loan

commitments, and financial guarantees is recorded

within the
respective segment.

Net interest income within Wholesale Banking

is calculated on a taxable equivalent basis

(TEB), which means that the value of non-taxable

or tax-exempt
income, including certain dividends, is adjusted

to its equivalent pre-tax value. Using

TEB allows the Bank to measure income from

all securities and loans
consistently and makes for a more meaningful

comparison of net interest income with similar

institutions. The TEB increase to net interest income

and provision for
income taxes reflected in Wholesale Banking

results is reversed in the Corporate segment.

The TEB adjustment for the quarter was $4

million, compared with
$29 million in the prior quarter and $40 million

in the second quarter last year.
Share of net income from investment in

Schwab is reported in the U.S. Retail

segment. Amounts for amortization of acquired

intangibles,

the acquisition and
integration charges related to the Schwab

transaction,

and the Bank’s share of restructuring and

other charges incurred by Schwab are recorded

in the Corporate
segment.
TABLE 7: CANADIAN PERSONAL AND COMMERCIAL BANKING
(millions of Canadian dollars, except

as noted)
For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2024 2024 2023 2024 2023
Net interest income $ 3,812 $ 3,833 $ 3,377 $ 7,645 $ 6,916
Non-interest income 1,027 1,051 1,027 2,078 2,077
Total revenue 4,839 4,884 4,404 9,723 8,993
Provision for (recovery of) credit losses –

impaired
397 364 234 761 454
Provision for (recovery of) credit losses –

performing
70 59 13 129 120
Total provision for (recovery of) credit losses 467 423 247 890 574
Non-interest expenses 1,957 1,984 1,903 3,941 3,766
Provision for (recovery of) income taxes 676 692 629 1,368 1,299
Net income $ 1,739 $ 1,785 $ 1,625 $ 3,524 $ 3,354
Selected volumes and ratios
Return on common equity
1
32.9% 34.6% 37.4% 33.8% 38.6%
Net interest margin (including on securitized

assets)
2
2.84 2.84 2.74 2.84 2.77
Efficiency ratio 40.4 40.6 43.2 40.5 41.9
Number of Canadian retail branches 1,062 1,062 1,060 1,062 1,060
Average number of full-time equivalent staff 29,053 29,271 28,797 29,163 28,800
1

Capital allocated to the business segment was increased to 11.5% CET1

Capital effective the first quarter of 2024 compared with 11%

in the prior year.
2

Net interest margin is calculated by dividing net interest income by average interest-earning assets. Average interest-earning assets used in the calculation of net interest margin is a non-
GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the “How We Performed”

section of this document and the Glossary in the Bank’s second quarter 2024
MD&A for additional information about these metrics.

Quarterly comparison – Q2 2024 vs. Q2 2023
Canadian Personal and Commercial

Banking net income for the quarter was

$1,739 million, an increase of $114 million, or 7%, compared with the second quarter
last year, reflecting higher revenue, partially offset by higher PCL and non-interest expenses. The annualized

ROE for the quarter was 32.9%, compared

with
37.4% in the second quarter last year.
Revenue for the quarter was $4,839 million, an

increase of $435

million, or 10%, compared with the second quarter

last year. Net interest income was
$3,812 million, an increase of $435 million, or

13%, compared with the second quarter

last year, primarily reflecting volume growth and higher

margins.

Average
loan volumes increased $37 billion, or 7%,

reflecting 7% growth in personal loans

and 7% growth in business loans. Average deposit

volumes increased
$16 billion, or 4%, reflecting 6% growth in

personal deposits, partially offset by 1% decline

in business deposits. Net interest margin

was 2.84%, an increase of
10 basis points (bps), primarily due to higher

margins on deposits, partially offset by lower

margins on loans and changes to balance sheet

mix. Non-interest
income was $1,027 million, flat compared

with the second quarter last year.
PCL for the quarter was $467 million, an increase

of $220 million compared with the second

quarter last year. PCL – impaired was $397 million, an increase of
$163 million, or 70%, reflecting credit migration

in the consumer and commercial lending

portfolios. PCL – performing was $70

million, an increase of $57 million.
The performing provisions this quarter largely

reflect credit conditions, including credit

migration in the commercial and consumer

lending portfolios, and volume
growth. Total PCL as an annualized percentage of credit volume was 0.34%,

an increase of 15 bps compared with

the second quarter last year.
Non-interest expenses for the quarter were $1,957

million, an increase of $54 million, or

3%, compared with the second quarter

last year, reflecting higher
spend supporting business growth, including

higher employee-related expenses and

technology costs, partially

offset by higher non-credit provisions in the second
quarter last year.
The efficiency ratio for the quarter was 40.4%,

compared with 43.2% in the second quarter

last year.
Quarterly comparison – Q2 2024 vs. Q1 2024
Canadian Personal and Commercial

Banking net income for the quarter was

$1,739 million, a decrease of $46 million, or

3%, compared with the prior quarter,
reflecting lower revenue and higher PCL, partially

offset by lower non-interest expenses. The annualized

ROE for the quarter was 32.9%, compared

with 34.6% in
the prior quarter.
Revenue decreased $45

million, or 1%, compared with the prior quarter. Net interest income decreased $21 million, or 1%, reflecting

fewer days in the second
quarter, partially offset by volume growth.

Average loan volumes increased $5 billion, or

1%, reflecting 1% growth in personal loans

and 2% growth in business
loans. Average deposit volumes were relatively

flat compared with the prior quarter, reflecting 1% growth

in personal deposits, offset by 1% decline in business

TD BANK GROUP • SECOND QUARTER 2024

• EARNINGS NEWS RELEASE

deposits. Net interest margin was 2.84%,

flat compared with the prior quarter. Non-interest income decreased

$24 million, or 2%, compared with

the prior quarter,
reflecting lower fee revenue.
PCL for the quarter was $467 million, an increase

of $44 million compared with the prior

quarter. PCL – impaired was $397 million, an increase

of $33 million, or
9%, largely reflecting credit migration in the

commercial lending portfolio. PCL – performing

was $70 million, an increase of $11 million. The performing provisions this quarter largely reflect credit conditions,

including credit migration in the commercial

and consumer lending portfolios, and

volume growth. Total PCL as an
annualized percentage of credit volume

was 0.34%, an increase of 4 bps compared

with the prior quarter.
Non-interest expenses decreased $27 million,

or 1% compared with the prior quarter, primarily reflecting

lower technology costs and employee-related
expenses .
The efficiency ratio was 40.4%, compared

with 40.6%, in the prior quarter.
Year-to-date comparison – Q2 2024 vs. Q2 2023
Canadian Personal and Commercial Banking

net income for the six months ended April

30, 2024, was $3,524 million, an increase

of $170 million, or 5%,
compared with the same period last year, reflecting higher

revenue, partially offset by higher PCL and non-interest

expenses. The annualized ROE for the

period
was 33.8%, compared with 38.6%, in

the same period last year.
Revenue for the period was $9,723

million, an increase of $730

million, or 8%, compared with the same period

last year. Net interest income was
$7,645 million, an increase of $729 million, or

11% compared with the same period last year, reflecting volume growth and higher margins. Average loan volumes
increased $37 billion, or 7%, reflecting 7%

growth in personal loans and 8% growth

in business loans. Average deposit volumes

increased $15 billion, or 3%,
reflecting 6% growth in personal deposits,

partially offset by a 2% decline in business deposits.

Net interest margin was 2.84%, an increase

of 7 bps, primarily due
to higher margins on deposits, partially offset by lower

margins on loans and changes to balance

sheet mix.
Non-interest income was $2,078 million, relatively

flat
compared with the same period last year.
PCL was $890 million, an increase of $316

million compared with the same period last

year. PCL – impaired was $761 million, an increase of $307

million, or
68%, reflecting credit migration in the consumer

and commercial lending portfolios.

PCL – performing was $129 million, an increase

of $9 million. The current year
performing provisions largely reflect current

credit conditions, including credit migration,

and volume growth. Total PCL as an annualized percentage of credit volume was 0.32%, an increase of 10 bps

compared with the same period last year.
Non-interest expenses were $3,941 million,

an increase of $175

million, or 5%, compared with the same period

last year, reflecting higher spend supporting
business growth, including higher employee-related

expenses and technology costs.
The efficiency ratio was 40.5%, compared with 41.9%,

for the same period last year.

TD BANK GROUP • SECOND QUARTER 2024

• EARNINGS NEWS RELEASE

TABLE 8: U.S. RETAIL
(millions of dollars, except as noted) For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
Canadian Dollars 2024 2024 2023 2024 2023
Net interest income $

2,841
$

2,899
$

3,034
$

5,740
$

6,201
Non-interest income

606

604

523

1,210

1,083
Total revenue

3,447

3,503

3,557

6,950

7,284
Provision for (recovery of) credit losses –

impaired

311

377

186

688

398
Provision for (recovery of) credit losses –

performing

69

8

4

77
(8)
Total provision for (recovery of) credit losses

380

385

190

765

390
Non-interest expenses – reported

2,597

2,410

2,022

5,007

4,062
Non-interest expenses – adjusted
1,2

1,879

1,999

1,868

3,878

3,802
Provision for (recovery of) income taxes – reported

73
(5)

189

68

393
Provision for (recovery of) income taxes – adjusted
1

99

96

227

195

457
U.S. Retail Bank net income – reported

397

713

1,156

1,110

2,439
U.S. Retail Bank net income – adjusted
1

1,089

1,023

1,272

2,112

2,635
Share of net income from investment in

Schwab
3,4

183

194

250

377

551
Net income – reported $

580
$

907
$

1,406
$

1,487
$

2,990
Net income – adjusted
1

1,272

1,217

1,522

2,489

3,186
U.S. Dollars
Net interest income $

2,094
$

2,141
$

2,241
$

4,235
$

4,589
Non-interest income

446

446

387

892

802
Total revenue

2,540

2,587

2,628

5,127

5,391
Provision for (recovery of) credit losses –

impaired

229

279

137

508

295
Provision for (recovery of) credit losses –

performing

51

6

3

57
(6)
Total provision for (recovery of) credit losses

280

285

140

565

289
Non-interest expenses – reported

1,909

1,779

1,493

3,688

3,005
Non-interest expenses – adjusted
1,2

1,384

1,479

1,380

2,863

2,814
Provision for (recovery of) income taxes – reported

54
(3)

140

51

291
Provision for (recovery of) income taxes – adjusted
1

73

71

168

144

338
U.S. Retail Bank net income – reported

297

526

855

823

1,806
U.S. Retail Bank net income – adjusted
1

803

752

940

1,555

1,950
Share of net income from investment in

Schwab
3,4

136

144

185

280

407
Net income – reported $

433
$

670
$

1,040
$

1,103
$

2,213
Net income – adjusted
1

939

896

1,125

1,835

2,357
Selected volumes and ratios
Return on common equity – reported
5

5.4
%

8.5
%

14.1
%

6.9
%

14.8
%
Return on common equity – adjusted
1,5

11.7

11.3

15.3

11.5

15.8
Net interest margin
1,6

2.99

3.03

3.25

3.01

3.27
Efficiency ratio – reported

75.2

68.8

56.8

71.9

55.7
Efficiency ratio – adjusted
1

54.5

57.2

52.5

55.8

52.2
Assets under administration (billions of U.S.

dollars)
7
$

40
$

40
$

39
$

40
$

39
Assets under management (billions of U.S.

dollars)
7,8

7

7

7

7

7
Number of U.S. retail stores

1,167

1,176

1,164

1,167

1,164
Average number of full-time equivalent staff

27,957

27,985

28,401

27,971

27,987
1

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
2

Adjusted non-interest expenses exclude the following items of note:
i.

Charges related to the terminated First Horizon acquisition – Q2 2023: $154 million or US$113 million ($116 million or US$85 million after-tax),

Q1 2023: $106 million or
US$78 million ($80 million or US$59 million after-tax);

ii.

FDIC special assessment – Q2 2024: $103 million or US$75 million ($77 million or US$56 million after-tax), Q1 202

4: $411 million or US$300 million ($310 million or US$

226 million
after-tax); and
iii.

Provision for investigations related to the Bank’s AML program – Q2 2024: $615 million or US$450 million

(before and after tax).
3
The Bank’s share of Schwab’s earnings is reported with a one-month lag. Refer to

Note 7 of the Bank’s second quarter 2024

Interim Consolidated Financial Statements for further details.
4
The after-tax amounts for amortization of acquired intangibles, the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade, the Bank’s share of Schwab’s restructuring charges,

and the Bank’s share of Schwab’s FDIC special assessment charge are recorded in the Corporate segment.

5
Capital allocated to the business segment was increased to 11.5% CET1

Capital effective the first quarter of 2024, compared with 11%

in the prior year.
6
Net interest margin is calculated by dividing U.S. Retail segment’s net interest income by average interest

-earning assets. For the U.S. Retail segment, this calculation excludes the impact related to sweep deposits arrangements,

intercompany deposits,

and cash collateral.

The value of tax-exempt interest income is adjusted to its equivalent before-tax value. For investment securities, the adjustment to fair value is included in the calculation of average interest-earning assets.

Management believes this calculation better reflects segment performance. Net interest income and average interest-earning assets used in the calculation are non-GAAP financial measures.

7
For additional information about this metric, refer to the Glossary in the Bank’s second quarter 2024

MD&A.
8
Refer to “How Our Businesses Performed” section regarding alignment of certain asset management businesses from the U.S. Retail segment to the Wealth Management and Insurance segment.

TD BANK GROUP • SECOND QUARTER 2024

• EARNINGS NEWS RELEASE

Quarterly comparison – Q2 2024 vs. Q2 2023
U.S. Retail reported net income for the quarter

was $580

million (US$433 million), a decrease of $826

million (US$607 million), or 59% (58% in

U.S. dollars),
compared with the second quarter last

year. On an adjusted basis, net income for the quarter

was $1,272 million (US$939 million), a decrease

of $250 million
(US$186 million), or 16% (17% in U.S. dollars).

The reported and adjusted annualized ROE

for the quarter were 5.4% and 11.7%, respectively, compared with
14.1% and 15.3%, respectively, in the second quarter last year.
U.S. Retail net income includes contributions

from the U.S. Retail Bank and the Bank’s investment

in Schwab. Reported net income for the

quarter from the
Bank’s investment

in Schwab was $183 million (US$136

million), a decrease of $67 million (US$49

million), or 27% (26% in U.S. dollars).
U.S. Retail Bank reported net income

was $397 million (US$297 million), a decrease

of $759 million (US$558 million), or 66%

(65% in U.S. dollars), compared
with the second quarter last year, primarily reflecting higher non-interest expenses, higher PCL, and lower net interest

income. U.S. Retail Bank adjusted net
income was $1,089 million (US$803

million), a decrease of $183 million (US$137

million), or 14% (15% in U.S. dollars),

compared with the second quarter last
year, reflecting higher PCL and lower net interest income.
Revenue for the quarter was US$2,540 million,

a decrease of US$88 million, or 3%,

compared with the second quarter last

year. Net interest income of
US$2,094 million, decreased US$147 million,

or 7%, driven by lower deposit margins

and volumes, partially offset by higher loan volumes.

Net interest margin of
2.99%, decreased 26 bps, due to lower deposit

margins reflecting higher deposit costs

and lower margins on loans. Non-interest

income of US$446 million
increased US$59 million, or 15%, compared

with the second quarter last year, primarily reflecting fee income growth from increased customer activity and

losses
from the disposition of certain investments

in the prior year.

Average loan volumes increased US$13 billion,

or 7%, compared with the second quarter

last year. Personal loans increased 10%, reflecting strong

mortgage
and auto originations and lower prepayments

in the higher rate environment. Business

loans increased 5%, reflecting good originations

from new customer growth
and slower payment rates. Average deposit volumes

decreased US$21 billion, or 6%, reflecting

an 18% decrease in sweep deposits, a 2%

decrease in business
deposits, partially offset by a 1% increase in personal

deposit volumes. Excluding sweep deposits,

average deposits decreased 1%.
Assets under administration (AUA) were

US$40 billion as at April 30, 2024, an increase

of US$1 billion, or 3%, compared with

the second quarter last year,
reflecting net asset growth. Assets under

Management (AUM) were US$7 billion

as at April 30, 2024, flat compared

with the second quarter last year.
PCL for the quarter was US$280 million,

an increase of US$140 million compared

with the second quarter last year. PCL – impaired was US$229 million, an
increase of US$92 million, or 67%, reflecting

credit migration in the consumer and commercial

lending portfolios. PCL – performing was

US$51 million, an increase
of US$48 million. The performing provisions

this quarter reflect credit conditions and

volume growth, and are largely recorded in

the auto and commercial lending
portfolios. U.S. Retail PCL including only

the Bank’s share of PCL in the U.S. strategic cards

portfolio, as an annualized percentage of

credit volume was 0.60%,
an increase of 27 bps, compared with

the second quarter last year.
Reported non-interest expenses for the quarter

were US$1,909 million, an increase of

US$416 million, or 28%, compared with the

second quarter last year,
reflecting the impact of the provision for investigations

related to the Bank’s AML program, and FDIC

special assessment, partially offset by acquisition

and
integration-related charges for the terminated

First Horizon transaction in the second

quarter last year. On an adjusted basis, non-interest expenses were relatively
flat, reflecting higher employee-related expenses,

partially offset by productivity initiatives.
The reported and adjusted efficiency ratios for

the quarter were 75.2% and 54.5%, respectively, compared with 56.8%

and 52.5%, respectively, in the second
quarter last year.
Quarterly comparison – Q2 2024 vs. Q1 2024
U.S. Retail reported net income of $580

million (US$433 million), a decrease of

$327 million (US$237 million), or 36% (35%

in U.S. dollars), compared with the
prior quarter. On an adjusted basis, net income for the

quarter was $1,272 million (US$939 million),

an increase of $55 million (US$43 million), or

5% (5% in
U.S. dollars). The reported and adjusted annualized

ROE for the quarter were 5.4% and 11.7%, respectively, compared with 8.5% and 11.3%, respectively, in the prior quarter.

The contribution from Schwab of $183

million (US$136 million) decreased $11 million (US$8 million), or

6% (6% in U.S. dollars).

U.S. Retail Bank reported net income

was $397 million (US$297 million), a decrease

of $316 million (US$229 million), or 44%

(44% in U.S. dollars), compared
with the prior quarter, primarily reflecting higher non-interest expenses and lower net interest income.

U.S. Retail Bank adjusted net income was

$1,089 million
(US$803 million), an increase of $66

million (US$51 million), or 6% (7% in U.S. dollars),

primarily reflecting lower non-interest expenses,

partially offset by lower
net interest income.

Revenue for the quarter was US$2,540 million,

a decrease of US$47 million, or 2%,

compared with the prior quarter. Net interest income of

US$2,094 million
decreased US$47 million, or 2%, primarily

reflecting the effect of fewer days in the quarter, and lower deposit margins and volumes. Net interest margin of 2.99%
decreased 4 bps quarter-over-quarter due

to balance sheet mix and higher funding

costs. Non-interest income of US$446 million

was flat compared to the prior
quarter.
Average loan volumes increased US$2 billion,

or 1%, compared with the prior quarter. Personal loans

were relatively flat. Business loans increased

1%,
reflecting good originations from new customer

growth and slower payment rates. Average

deposit volumes decreased US$5 billion, or

1%, compared with the
prior quarter, reflecting a 5% decrease in sweep deposits

and a 2% decrease in business deposits, partially

offset by a 2% increase in personal deposit

volume.

AUA were US$40 billion
as at April 30, 2024, flat compared

with the prior quarter. AUM were US$7 billion, flat compared with the prior quarter.
PCL for the quarter was US$280 million,

a decrease of US$5 million compared

with the prior quarter. PCL – impaired was US$229 million, a decrease of
US$50 million, or 18%, reflecting lower provisions

in the commercial lending portfolios,

and seasonal trends in credit card and auto

portfolios. PCL – performing
was US$51 million, an increase of US$45

million. The performing provisions this quarter

reflect credit conditions and volume growth,

and are largely recorded in
the auto and commercial lending portfolios.

U.S. Retail PCL including only the Bank’s share of PCL

in the U.S. strategic cards portfolio,

as an annualized
percentage of credit volume was 0.60%, a

decrease of 1 basis point,

compared with the prior quarter.

Reported non-interest expenses for the quarter

were US$1,909 million, an increase of

US$130 million, or 7%, compared to the prior

quarter, primarily reflecting
the impact of the provision for investigations

related to the Bank’s AML program
and additional FDIC special assessment,

partially offset by the initial FDIC special
assessment in the prior quarter, and lower operating expenses.

On an adjusted basis, non-interest expenses

decreased US$95 million, or 6%, due

to seasonality
of expenses and the impact of productivity

initiatives.
The reported and adjusted efficiency ratios for

the quarter were 75.2% and 54.5%, respectively, compared with 68.8%

and 57.2%, respectively, in the prior
quarter.
Year-to-date comparison – Q2 2024 vs. Q2 2023
U.S. Retail reported net income for the

six months ended April 30, 2024, was $1,487

million (US$1,103 million), a decrease of

$1,503 million (US$1,110 million), or
50% (50% in U.S. dollars), compared with

the same period last year. On an adjusted basis, net income

for the period was $2,489 million (US$1,835

million), a
decrease of $697 million (US$522 million),

or 22% (22% in U.S. dollars). The reported

and adjusted annualized ROE for the

period were 6.9% and 11.5%,
respectively, compared

with 14.8% and 15.8%, respectively, in the same period last

year.
The contribution from Schwab of $377

million (US$280 million), decreased $174 million

(US$127 million), or 32% (31% in

U.S. dollars).

TD BANK GROUP • SECOND QUARTER 2024

• EARNINGS NEWS RELEASE

U.S. Retail Bank reported net income

for the period was $1,110

million (US$823 million), a decrease of $1,329

million (US$983 million), or 54% (54%

in U.S.
dollars), compared with the same period

last year, reflecting higher non-interest expenses, higher PCL, and lower net interest income.

U.S. Retail Bank adjusted
net income was $2,112 million (US$1,555 million), a decrease of

$523 million (US$395 million), or 20%

(20% in U.S. dollars), primarily reflecting

higher PCL,
higher non-interest expenses, and lower net

interest income.

Revenue for the period was US$5,127

million, a decrease of US$264 million, or 5%,

compared with the same period last year. Net interest income of
US$4,235 million decreased US$354

million, or 8%, primarily reflecting lower deposit

margins and volumes, partially offset by higher

loan volumes.

Net interest
margin of 3.01%, decreased 26 bps, due to lower

deposit margins reflecting higher deposit

costs and lower margins on loans.

Non-interest income of
US$892 million increased US$90 million,

or 11%, primarily reflecting fee income growth from increased customer activity and higher valuation

on certain
investments in the prior year.
Average loan volumes increased US$15 billion,

or 8%, compared with the same period

last year. Personal loans increased 10%, reflecting good

originations
and slower payment rates across portfolios.

Business loans increased 6%, reflecting

good originations from new customer growth,

and slower payment rates.
Average deposit volumes decreased US$27 billion,

or 8%, reflecting a 20% decrease in sweep

deposits and a 3% decrease in business

deposits. Personal
deposit volumes

were flat. Excluding sweep deposits, average

deposits decreased 1%.
PCL was US$565 million, an increase of

US$276 million compared with the same period

last year. PCL – impaired was US$508 million, an increase

of
US$213 million, or 72%, reflecting credit

migration in the consumer and commercial lending

portfolios. PCL – performing was a build of

US$57 million, compared
with a recovery of US$6 million in the prior

year. The current year performing provisions largely reflect current conditions, including credit migration,

and volume
growth. U.S. Retail PCL including only the

Bank’s share of PCL in the U.S. strategic cards

portfolio, as an annualized percentage of

credit volume was 0.60%, an
increase of 27 bps,

compared with the same period last

year.
Reported non-interest expenses for the period

were US$3,688 million, an increase of US$683

million, or 23%, compared with the same

period last year,
reflecting the impact of the provision for investigations

related to the Bank’s AML program,

FDIC special assessment, and higher

operating expenses, partially
offset by acquisition and integration-related charges

for the terminated First Horizon transaction

in the same period last year. On an adjusted basis, non-interest expenses increased US$49 million, or 2%, reflecting

higher employee-related expenses.
The reported and adjusted efficiency ratios for

the quarter were 71.9% and 55.8%, respectively, compared with 55.7%

and 52.2%, respectively, for the same
period last year.

TD BANK GROUP • SECOND QUARTER 2024

• EARNINGS NEWS RELEASE

TABLE 9: WEALTH MANAGEMENT AND INSURANCE
(millions of Canadian dollars, except

as noted)
For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2024 2024 2023 2024 2023
Net interest income $ 304 $ 285 $ 258 $ 589 $ 541
Non-interest income
1
2,810 2,850 2,543 5,660 5,175
Total revenue 3,114 3,135 2,801 6,249 5,716
Provision for (recovery of) credit losses –

impaired
– – 1 – 1
Provision for (recovery of) credit losses –

performing
– – – – –
Total provision for (recovery of) credit losses – – 1 – 1
Insurance service expenses
1
1,248 1,366 1,118 2,614 2,282
Non-interest expenses
1
1,027 1,047 963 2,074 1,972
Provision for (recovery of) income taxes 218 167 195 385 383
Net income $ 621 $ 555 $ 524 $ 1,176 $ 1,078
Selected volumes and ratios
Return on common equity
1,2
40.8% 37.5% 38.0% 39.2% 38.6%
Efficiency ratio
1
33.0 33.4 34.4 33.2 34.5
Efficiency ratio, net of ISE
1,3
55.0 59.2 57.2 57.1 57.4
Assets under administration (billions of Canadian

dollars)
4
$ 596 $ 576 $ 549 $ 596 $ 549
Assets under management (billions of Canadian

dollars)
489 479 460 489 460
Average number of full-time equivalent staff 15,163 15,386 16,454 15,276 16,426
-
1

For the three and six months ended April 30, 2023, certain amounts have been restated for the adoption of IFRS

17. Refer to Note 2 of the Bank’s second quarter 2024 Interim
Consolidated Financial Statements for further details.
2

Capital allocated to the business segment was increased to 11.5% CET1

Capital effective the first quarter of 2024, compared with 11%

in the prior year.
3

Efficiency ratio, net of ISE is calculated by dividing non-interest expenses by total revenue, net of ISE.

Total revenue, net of ISE

– Q2 2024: $1,866 million, Q1 2024: $1,769 million,
Q2 2023: $1,683 million, 2024 YTD: $3,635 million, 2023 YTD: $3,434 million. Total revenue, net of ISE is a non-GAAP financial measure. Refer to “Non-GAAP and Other Financial
Measures” in the “How We Performed” section and the Glossary in the Bank’s second quarter 2024

MD&A for additional information about this metric.
4

Includes AUA administered by TD Investor Services, which is part of the Canadian Personal and Commercial Banking segment.
Quarterly comparison – Q2 2024 vs. Q2 2023
Wealth Management and Insurance

net income for the quarter was $621 million,

an increase of $97 million, or 19%,

compared with the second quarter last year,
reflecting higher revenue, partially offset by higher

insurance service expenses and non-interest

expenses. The annualized ROE for the quarter

was 40.8%,
compared with 38.0% in the second quarter

last year.
Revenue for the quarter was $3,114 million, an increase of $313 million, or 11%, compared with the second quarter last year. Non-interest income was
$2,810 million, an increase of $267 million, or

10%, reflecting higher insurance

premiums, fee-based revenue commensurate

with market growth and transaction
revenue. Net interest income was $304

million, an increase of $46 million, or 18%, compared

with the second quarter last year, reflecting higher deposit margins.

AUA were $596 billion as at April 30, 2024, an

increase of $47 billion, or 9%, compared

with the second quarter last year, reflecting market appreciation and net
asset growth. AUM were $489 billion as at

April 30, 2024, an increase of $29 billion,

or 6%, compared with the second quarter

last year, primarily reflecting market
appreciation.

Insurance service expenses for the quarter

were $1,248 million, an increase of $130

million, or 12%, compared with the second quarter

last year, reflecting
business growth, increased claims severity and

less

favourable prior years’ claims development.
Non-interest expenses for the quarter were $1,027

million, an increase of $64 million, or

7%, compared with the second quarter

last year, reflecting higher
variable compensation commensurate

with higher revenues, and technology costs.
The efficiency ratio for the quarter was 33.0%,

compared with 34.4% in the second quarter

last year. The efficiency ratio, net of ISE for the quarter was 55.0%, compared with 57.2% in the second quarter

last year.

Quarterly comparison – Q2 2024 vs. Q1 2024
Wealth Management and Insurance net income

for the quarter was $621 million, an increase

of $66 million, or 12%, compared with the prior

quarter, primarily
reflecting higher earnings in the wealth management

business. The annualized ROE for the quarter

was 40.8%, compared with 37.5% in the prior

quarter.
Revenue decreased $21 million, or 1%, compared

with the prior quarter. Non-interest income decreased $40 million,

or 1%, reflecting lower revenue in

the
insurance business, partially offset by higher fee-based

and transaction revenue in the wealth

management business.

Net interest income increased $19 million,

or
7%, reflecting higher deposit margins.

AUA increased $20 billion, or 3%, compared

with the prior quarter, reflecting market appreciation and net asset growth.

AUM increased $10 billion, or 2%,
compared with prior quarter, primarily reflecting market appreciation.
Insurance service expenses for the quarter

decreased $118 million, or 9%, compared with the prior quarter, reflecting seasonally lower claims and more
favourable prior years’ claims development.
Non-interest expenses decreased $20 million,

or 2%, compared with the prior quarter, reflecting lower

employee-related expenses.
The efficiency ratio for the quarter was 33.0%,

compared with 33.4% in the prior quarter. The efficiency ratio,

net of ISE for the quarter was 55.0%, compared
with 59.2% in the prior quarter.
Yearto-date

comparison – Q2 2024 vs. Q2 2023
Wealth Management and Insurance net income

for the six months ended April 30, 2024, was

$1,176 million, an increase of $98 million, or

9%, compared with the
same period last year, reflecting higher revenues, partially offset by higher insurance service expenses and

non-interest expenses. The annualized ROE

for the
period was 39.2%, compared with 38.6%,

in the same period last year.

Revenue for the period was $6,249 million,

an increase of $533 million, or 9%,

compared with same period last year. Non-interest income increased
$485 million, or 9%, reflecting higher insurance

premiums, and fee-based revenue commensurate

with market growth. Net interest income

increased $48 million,
or 9%, reflecting higher investment income in

the insurance business, and higher deposit

margins, partially offset by lower deposit volumes

in the wealth
management business.
Insurance service expenses were $2,614

million, an increase of $332 million, or 15%,

compared with the same period last year, reflecting business growth,
increased claims severity and less favourable

prior years’ claims development.

Non-interest expenses were $2,074 million,

an increase of $102 million, or 5%,

compared with the same period last year, reflecting higher

variable
compensation commensurate with higher

revenues, and technology costs.
The efficiency ratio for the period was 33.2%, compared

with 34.5% for the same period last

year. The efficiency ratio, net of ISE for the period was 57.1%, compared with 57.4% in the same period last

year.

TD BANK GROUP • SECOND QUARTER 2024

• EARNINGS NEWS RELEASE

TABLE 10: WHOLESALE BANKING
1
(millions of Canadian dollars, except

as noted)
For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2024 2024 2023 2024 2023
Net interest income (TEB) $ 189 $ 198 $ 498 $ 387 $ 1,023
Non-interest income 1,751 1,582 919 3,333 1,739
Total revenue 1,940 1,780 1,417 3,720 2,762
Provision for (recovery of) credit losses –

impaired
(1) 5 5 4 6
Provision for (recovery of) credit losses –

performing
56 5 7 61 38
Total provision for (recovery of) credit losses 55 10 12 65 44
Non-interest expenses – reported 1,430 1,500 1,189 2,930 2,072
Non-interest expenses – adjusted
2,3
1,328 1,383 1,116 2,711 1,978
Provision for (recovery of) income taxes

(TEB) – reported
94 65 66 159 165
Provision for (recovery of) income taxes

(TEB) – adjusted
2
116 89 76 205 180
Net income – reported $ 361 $ 205 $ 150 $ 566 $ 481
Net income – adjusted
2
441 298 213 739 560
Selected volumes and ratios
Trading-related revenue (TEB)
4
$ 693 $ 730 $ 482 $ 1,423 $ 1,144
Average gross lending portfolio (billions of Canadian

dollars)
5
96.3 96.2 95.2 96.3 96.1
Return on common equity – reported
6
9.2% 5.3% 4.5% 7.3% 7.0%
Return on common equity – adjusted
2,6
11.3 7.6 6.4 9.5 8.2
Efficiency ratio – reported 73.7 84.3 83.9 78.8 75.0
Efficiency ratio – adjusted
2
68.5 77.7 78.8 72.9 71.6
Average number of full-time equivalent staff 7,077 7,100 6,510 7,089 5,937
-
1

Effective March 1, 2023, Wholesale Banking results include the acquisition of Cowen Inc.
2

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
3

Adjusted non-interest expenses exclude the acquisition and integration-related charges primarily for the Cowen acquisition

– Q2 2024: $102 million ($80 million after-tax), Q1 2024:
$117 million ($93 million after-tax), Q2 2023: $73 million ($63 million after

-tax), Q1 2023: $21 million ($16 million after-tax).
4

Includes net interest income (loss) TEB of ($118) million (Q1

2024: $(54) million, Q2 2023: $285 million, Q1 2023: $261 million), and trading income (loss) of $811 million (Q1 2024:
$784 million, Q2 2023: $197 million, Q1 2023: $401 million). Trading-related revenue

(TEB) is a non-GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the
“How We Performed” section and the Glossary in the Bank’s second quarter 2024 MD&A for additional information about this metric.
5

Includes gross loans and bankers’ acceptances relating to Wholesale Banking, excluding letters of credit, cash collateral, credit default swaps, and allowance for credit losses.
6

Capital allocated to the business segment was increased to 11.5% CET1

Capital effective the first quarter of 2024 compared with 11%

in the prior year.
Quarterly comparison – Q2 2024 vs. Q2 2023
Wholesale Banking reported net income for

the quarter was $361 million, an increase

of $211 million, compared with the second quarter last year, primarily reflecting higher revenues, partially offset by higher

non-interest expenses. On an adjusted

basis, net income was $441 million, an increase

of $228

million.
Revenue for the quarter, including TD Cowen, was $1,940

million, an increase of $523 million, or 37%,

compared with the second quarter last

year. Higher
revenue primarily reflects higher trading-related

revenue, underwriting fees, and lending

revenue.
PCL for the quarter was $55 million, an increase

of $43 million compared with the second

quarter last year. PCL – impaired was a recovery of $1 million.

PCL –
performing was $56 million, an increase of

$49 million compared to the prior year, reflecting a higher

build in the current quarter largely related

to credit migration
across various industries.
Reported non-interest expenses for the quarter, including TD

Cowen, were $1,430 million, an increase

of $241 million, or 20%, compared

with the second
quarter last year, primarily reflecting higher variable compensation commensurate with higher revenues,

TD Cowen and the associated acquisition and integration-
related costs. On an adjusted basis, non-interest

expenses were $1,328 million, an increase

of $212

million, or 19%.
Quarterly comparison – Q2 2024 vs. Q1 2024
Wholesale Banking reported net income for

the quarter was $361 million, an increase

of $156 million, or 76%, compared with

the prior quarter, primarily reflecting
higher revenues, and lower non-interest expenses,

partially offset by higher PCL. On an adjusted

basis, net income was $441 million, an increase

of $143 million,
or 48%.
Revenue for the quarter increased $160 million,

or 9%, compared with the prior quarter. Higher revenue

primarily reflects higher underwriting and

advisory fees,
and the net change in fair value of loan underwriting

commitments.
PCL for the quarter was $55 million, an increase

of $45 million compared with the prior quarter. PCL – impaired was a recovery of $1 million. PCL – performing
was $56 million, an increase of $51 million

compared to the prior quarter, reflecting a higher build

in the current quarter largely related

to credit migration across
various industries.
Reported non-interest expenses for the quarter

decreased $70 million, or 5%, compared

with the prior quarter, primarily reflecting a provision of $102 million
taken in connection with the U.S. record keeping

matter recorded in the prior period,

partially offset by higher variable compensation

commensurate with higher
revenues. On an adjusted basis, non-interest expenses

decreased $55 million or 4%.
Yearto-date

comparison – Q2 2024 vs. Q2 2023
Wholesale Banking reported net income for

the six months ended April 30, 2024

was $566 million, an increase of $85 million,

or 18%, compared with the same
period last

year, reflecting higher revenues, partially offset by higher non-interest expenses. On an adjusted basis, net income

was $739

million, an increase of
$179 million, or 32%.
Revenue,

including TD Cowen,

was $3,720 million, an increase of $958 million,

or 35%, compared with the same period

last year. Higher revenue primarily
reflects higher trading-related revenue,

underwriting fees, lending revenue largely

from syndicated and leveraged finance, and

equity commissions.

PCL was $65 million, an increase of $21

million compared with the same period

last year. PCL – impaired was $4 million. PCL – performing

was $61

million, an
increase of $23 million compared to the prior

year. The current year performing provisions largely reflect credit migration across various industries.

Reported non-interest expenses were $2,930

million, an increase of $858 million, or 41%,

compared with the same period last year, reflecting TD

Cowen and
the associated acquisition and integration-related

costs, higher variable compensation commensurate

with higher revenues, as well as a provision

taken in
connection with the U.S. record keeping

matter. On an adjusted basis, non-interest expenses were

$2,711 million, an increase of $733

million or 37%.

TD BANK GROUP • SECOND QUARTER 2024

• EARNINGS NEWS RELEASE

TABLE 11: CORPORATE
(millions of Canadian dollars) For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2024 2024 2023 2024 2023
Net income (loss) – reported $ (737) $ (628) $ (399) $ (1,365) $ (3,016)
Adjustments for items of note
Amortization of acquired intangibles 72 94 79 166 133
Acquisition and integration charges related

to the Schwab transaction
21 32 30 53 64
Share of restructuring and other charges

from investment in Schwab
– 49 – 49 –
Restructuring charges 165 291 – 456 –
Impact from the terminated FHN acquisition-related

capital hedging strategy
64 57 134 121 1,010
Civil matter provision/Litigation settlement 274 – 39 274 1,642
Less: impact of income taxes
CRD and federal tax rate increase for fiscal

2022
– – – – (585)
Other items

of note
143 113 60 256 735
Net income (loss) – adjusted
1
$ (284) $ (218) $ (177) $ (502) $ (317)
Decomposition of items included in net

income (loss) – adjusted
Net corporate expenses
2
$ (411) $ (254) $ (191) $ (665) $ (382)
Other 127 36 14 163 65
Net income (loss) – adjusted
1
$ (284) $ (218) $ (177) $ (502) $ (317)
Selected volumes
Average number of full-time equivalent staff 23,270 23,437 22,656 23,354 22,244
1

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
2

For additional information about this metric, refer to the Glossary in the second quarter of 2023 MD&A, which is incorporated by reference.
Quarterly comparison – Q2 2024 vs. Q2 2023
Corporate segment’s reported net loss

for the quarter was $737 million, compared

with a reported net loss of $399 million

in the second quarter last year.

The
higher net loss primarily reflects the impacts

of a civil matter provision, higher risk

and control expenses and restructuring

charges, partially offset by higher
revenue from treasury and balance sheet activities

in the current quarter. Net corporate expenses

increased $220 million compared to

the prior year, primarily
reflecting investments in our risk and control

infrastructure. The adjusted net loss for

the quarter was $284 million, compared

with an adjusted net loss of $177
million in the second quarter last year.

Quarterly comparison – Q2 2024 vs. Q1 2024
Corporate segment’s reported net loss

for the quarter was $737 million, compared

with a reported net loss of $628 million

in the prior quarter. The higher net

loss
reflects higher risk and control expenses

and the impact of a civil matter provision,

partially offset by lower restructuring

charges and higher revenue from treasury
and balance sheet management activities.

Net corporate expenses increased $157

million compared to the prior quarter, primarily reflecting investments in our risk
and control infrastructure. The adjusted net

loss for the quarter was $284 million,

compared with an adjusted net loss of $218

million in the prior quarter.
Year-to-date comparison – Q2 2024 vs. Q2 2023
Corporate segment’s reported net loss

for the six months ended

April 30, 2024 was $1,365 million, compared

with a reported net loss of $3,016 million in

the same
period last year. The lower net loss primarily

reflects the prior period impacts of

the Stanford litigation settlement, the terminated

FHN acquisition-related capital
hedging strategy and provision for income taxes

in connection with the CRD and increase

in the Canadian federal tax rate for fiscal

2022, partially offset by
restructuring charges and risk and control

expenses in the current period. The adjusted

net loss for the six months ended

April 30, 2024 was $502 million,
compared with an adjusted net loss of $317

million in the same period last year.

TD BANK GROUP • SECOND QUARTER 2024

• EARNINGS NEWS RELEASE

SHAREHOLDER AND INVESTOR INFORMATION
Shareholder Services
If you: And your inquiry relates to:

Please contact:
Are a registered shareholder (your name appears
on your TD share certificate)
Missing dividends, lost share certificates, estate
questions, address changes to the share register,
dividend bank account changes, the dividend
reinvestment plan, eliminating duplicate mailings

of
shareholder materials or stopping (or resuming)
receiving annual and quarterly reports
Transfer Agent:
TSX Trust Company
301-100 Adelaide Street West
Toronto, ON M5H 4H1

1-800-387-0825 (Canada and U.S. only)
or 416-682-3860
Facsimile: 1-888-249-6189

shareholderinquiries@tmx.com or www.tsxtrust.com

Hold your TD shares through the

Direct Registration System

in the United States
Missing dividends, lost share certificates, estate
questions, address changes to the share register,
eliminating duplicate mailings of shareholder
materials or stopping (or resuming) receiving

annual
and quarterly reports
Co-Transfer Agent and Registrar:
Computershare Trust Company, N.A.
P.O. Box 43006
Providence, RI 02940-3006
or
Computershare Trust Company,

N.A.
150 Royall Street
Canton, MA 02021
1-866-233-4836
TDD for hearing impaired: 1-800-231-5469
Shareholders outside of U.S.: 201-680-6578
TDD shareholders outside of U.S.: 201-680-6610
Email inquiries: web.queries@computershare.com
For electronic access to your account visit:
www.computershare.com/investor

Beneficially own TD shares that are

held in the
name of an intermediary, such as a bank,

a trust
company, a securities broker or other nominee
Your TD shares, including questions

regarding the
dividend reinvestment plan and mailings of
shareholder materials
Your intermediary
For all other shareholder inquiries, please

contact TD Shareholder Relations at

416-944-6367 or 1-866-756-8936 or email

tdshinfo@td.com. Please note that by
leaving us an e-mail or voicemail message,

you are providing your consent for us to

forward your inquiry to the appropriate party

for response.

Access to Quarterly Results Materials
Interested investors, the media and others

may view the second quarter earnings news

release, results slides, supplementary

financial information, and the Report
to Shareholders on the TD Investor Relations

website at www.td.com/investor/.
Quarterly Earnings Conference Call
TD Bank Group will host an earnings conference

call in Toronto, Ontario on May 23, 2024.

The call will be audio webcast live through

TD’s

website at 8:00 a.m. ET.
The call will feature presentations by

TD executives on the Bank’s financial results

for second quarter and discussions of related

disclosures, followed by a
question-and-answer period with analysts.

The presentation material referenced

during the call will be available on the

TD website at
www.td.com/investor

on
May 23, 2024, in advance of the call.

A listen-only telephone line

is available at 416-641-6150 or 1-866-696-5894

(toll free) and the passcode is 2727354#.
The audio webcast and presentations will be

archived at
www.td.com/investor
. Replay of the teleconference will be available

from 5:00 p.m. ET on May 23, 2024,
until 11:59 p.m. ET on June 7, 2024,

by calling 905-694-9451 or 1-800-408-3053 (toll

free). The passcode is 7300743#.
About TD Bank Group
The Toronto-Dominion Bank and its

subsidiaries are collectively known as

TD Bank Group (“TD” or the “Bank”).

TD is the sixth largest bank in North

America by
assets and serves over 27.5 million customers

in four key businesses operating in

a number of locations in financial centres around

the globe: Canadian Personal
and Commercial Banking, including

TD Canada Trust and TD

Auto Finance Canada; U.S. Retail,

including TD Bank, America’s

Most Convenient Bank®, TD

Auto
Finance U.S., TD Wealth (U.S.), and an

investment in The Charles Schwab

Corporation; Wealth Management

and Insurance, including TD Wealth (Canada),
TD Direct Investing, and TD Insurance;

and Wholesale Banking, including

TD Securities and TD Cowen. TD

also ranks among the world’s leading online

financial
services firms, with more than 17 million active

online and mobile customers. TD

had $1.97 trillion in assets on

April 30, 2024. The Toronto-Dominion

Bank trades
under the symbol “TD” on the Toronto and

New York Stock Exchanges.
For further information contact:
Brooke Hales,

Vice President, Investor Relations, 416-307-8647,

Brooke.hales@td.com

Elizabeth Goldenshtein,

Senior Manager, Corporate Communications,

416-994-4124, Elizabeth.goldenshtein@td.com